

02004845

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 26118

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED MAR 12 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST/WEST SECURITIES CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 MONTGOMERY STREET SUITE 993
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLIE U. HARRIS — 415-397-3400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMUEL H. WONG & CO.,LLP
(Name — *if individual, state last, first, middle name*)

55 STOCKTON STREET, SUITE 408 SAN FRANCISCO, CA. 94108
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-26-02

OATH OR AFFIRMATION

I, LESLIE U. HARRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAST/WEST SEcurities Co., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

325-20002 325-20046

325-94001 325-94000

325-98238 325-98102 325-21186



HELEN LAM
COMM. # 1200414
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
COMM. EXP. NOV. 20, 2002

Signature

PARTNER

Title

HELEN LAM 2/26/02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

East/West Securities Co.
(A Partnership)

Financial Statements

December 31, 2001 and 2000

East/West Securities Co.
(A Partnership)
Financial Statements
for the years ended December 31, 2001 and 2000

TABLE OF CONTENTS | PAGE NUMBER



MAIN OFFICE
55 STOCKTON STREET, SUITE 408
SAN FRANCISCO, CALIFRONIA 94108
TEL (415) 732-1288 FAX (415) 397-9028
EMAIL SWONGCPA @AOL.COM

SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners
East/West Securities Co.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of East/West Securities Co. (A Partnership) as of December 31, 2001 and 2000, and the related statements of income, changes of partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of East/West Securities Co. (A Partnership) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedules are presented for the purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samuel H. Wong & Co. LLP

Samuel H. Wong & Co., LLP
Certified Public Accountants

San Francisco, California
February 5, 2002

HONG KONG TEL (852) 2526-9262
FAX (852) 2815-4726

SAN JOSE TEL (408) 541-0289
FAX (408) 727-8785

East/West Securities Co.
(A Partnership)
Balance Sheets
December 31, 2001 and 2000

		2001	2000
ASSETS			
Current Assets			
Cash & Cash Equivalents	(Note 2)	$ 225,397	$ 496,778
Restricted Cash	(Note 7)	50,000	50,000
Total Cash		275,397	546,778
Marketable Securities		83,045	292,604
Securities Not Readily Marketable		18,900	15,600
Commission Receivable		39,306	112,981
Mutual Fund Receivable		349	-
Unsecured Customer Receivable		349	1,781
Prepaid Expenses		980	1,745
Due From Partners		1,140	-
Total Current Assets		$ 419,466	$ 971,489
Property and Equipment	(Notes 2 & 3)		
At Cost		182,583	182,269
Less: Accumulated Depreciation		(141,529)	(126,803)
		41,054	55,466
Other Assets			
Rental Deposit	(Note 4)	9,299	9,299
Total Assets		$ 469,819	$ 1,036,254

The accompanying notes are an integral part of the financial statements

See Accountant's Report

East/West Securities Co.
(A Partnership)
Balance Sheets
December 31, 2001 and 2000

		2001	2000
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities			
Clearing Charges Payable		-	1,304
Investment Payable		45,766	175,734
Accrued Liabilities		43,645	48,618
Profit Sharing Contribution	(Note 6)	-	20,097
Automobile Loan-Current	(Note 9)	4,433	3,845
Due to Partner		340	
Total Current Liabilities		$ 94,184	$ 249,598
Long Term Liabilities			
Automobile Loan	(Note 9)	17,650	22,311
Total Liabilities		111,834	271,909
Partners' Capital			
Leslie U. Harris		175,413	374,461
Nai Fung Chen		182,572	389,884
Total Partners' Capital		$ 357,985	$ 764,345
Total Liabilities and Partners' Capital		$ 469,819	$ 1,036,254

The accompanying notes are an integral part of the financial statements

See Accountant's Report

East/West Securities Co.
(A Partnership)
Notes to Financial Statements
for the years ended December 31, 2001 and 2000

1. The Company

East/West Securities Co. was formed as a Partnership on June 11, 1981 under the laws of the State of California. A written partnership agreement was executed on May 20, 1993, formalizing the existing business relationship.

East/West Securities Co. is a registered broker/dealer servicing individual and institutional investors in the U.S. and abroad.

The organization consists of two partners, with Nai Fung Chen owning a 51% interest and Leslie U. Harris owning a 49% interest. Income or loss is being shared in the same proportion. The Company operates as a broker/dealer registered pursuant to Section 15-b of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

The Company maintains its general ledger and journals with the accrual method of accounting. Accordingly, the accompanying financial statements have been prepared on the accrual basis of accounting. A summary of significant accounting policies is outlined below: -

(A) Property and Equipment

Property and Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Property and equipment are depreciated over their estimated useful lives ranging from 3-7 years by the straight-line method.

(B) Income Taxes

There is no provision for income taxes since a Partnership is not a taxable entity. Individual partners report their distributive shares of partnership income or loss for tax purposes.

(C) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(D) Security Transactions

Securities transactions are recorded on a settlement date basis, except for proprietary transactions and the related expenses, which are recorded on a trade date basis.

(E) Use of Estimate

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) Reclassifications

Certain accounts in the prior-year financial statements have been reclassified to conform with comparison of the current-year financial statements.

3. Property and Equipment

Property and Equipment as of December 31, 2001 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Depreciated Value
Furniture & Fixtures	$25,813	$ 24,399	$ 1,414
Machinery & Equipment	63,313	53,155	10,158
Automobiles	80,198	53,290	26,908
Leasehold Improvement	8,074	8,074	---
Computer Software	5,185	2,611	2,574
	$ 182,583	$ 141,529	$ 41,054

Property and Equipment as of December 31, 2000 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Depreciated Value
Furniture & Fixtures	$ 25,941	$ 23,415	$ 2,526
Machinery & Equipment	62,871	48,337	14,534
Automobiles	80,198	45,415	34,783
Leasehold Improvement	8,074	8,074	---
Computer Software	5,185	1,562	3,623
	$ 182,269	$ 126,803	$ 55,466

4. Lease Commitment

On July 30, 1998, the lease for office space was renewed for the term commencing January 1, 1999 and expiring December 31, 2003. The base rent for the first year (01/01/99 - 12/31/99) was $99,990, payable in equal monthly installments of $8,333. The base rent for the second year of the lease (01/01/00 – 12/31/00) was $103,190, payable in equal monthly installments of $8,599. The base rent for the third year of the lease (01/01/01 –12/31/01) was $105,989, payable in equal monthly installments of $8,832. The company has adjusted its security deposit of $4,267 retained from the prior lease with an additional deposit of $5,032 bringing the total security deposit to $9,299.

Future minimum operating lease payments for the next two years until termination will be: -

Year ended December 31	Lease Payment
2002	106,789
2003	111,589

East/West Securities Co.
(A Partnership)
Notes to Financial Statements
for the years ended December 31, 2001 and 2000

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $261,150 per computation disclosed in the accompanying Supplementary Information, which was $211,150 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.55 to 1. At December 31, 2000, the Company had net capital of $ 603,151, which was $553,151 in excess of its required minimum net capital of $50,000. The Company's net capital ratio then was 0.45 to 1.

6. Profit Sharing Plan

The Company has a non-contributory profit sharing plan covering all eligible employees. The Partners are the trustees of the plan and the fund is mainly invested in money market instruments and mutual funds in accounts with US Clearing Corporation. The plan provides for the employer to contribute an amount based on a percentage of compensation as defined in the plan agreement. For the years ended December 31, 2001 & 2000, contributions to the profit sharing plan are $0 and $20,097, respectively.

7. Restricted Cash

The Company agrees to maintain a good faith deposit of $50,000 at U.S. Clearing Corp.

8. Advertising Expense

Pursuant to the Accounting Policy, the Company expensed the whole of $100,538 being Advertising Production and Communication Costs incurred during the year.

9. Automobile Loan

On March 25, 2000, the Company purchased a year 2000 Lincoln - LS automobile at a cost of $38,822, of which $28,125 was financed by way of a bank loan for a term of six year from May 2000 to April 2006 at 8.55% interest with a monthly payment of $512 which includes principal and interest.

As of December 31, 2001, the outstanding loan balance was $22,083 after servicing for 20 monthly payments, of which $4,433 was short term and $17,650 was long term liability.